Exhibit 99.5
BAYTEX REPORTS Q1 2014 RESULTS

CALGARY, ALBERTA (May 1, 2014) - Baytex Energy Corp. ("Baytex") (TSX, NYSE: BTE) reports its operating and financial results for the three months ended March 31, 2014 (all amounts are in Canadian dollars unless otherwise noted).

Commenting on the results, James Bowzer, President and Chief Executive Officer, said: "Our strong operating results and an improved outlook for heavy oil differentials has Baytex poised to deliver record funds from operations in 2014. Our capital program is being implemented as planned and our operational execution remains on track. Additionally, we previously announced an agreement to acquire Aurora Oil & Gas Limited which is expected to close in the first half of June.  We are excited about the pending acquisition as it expands our asset portfolio into the Eagle Ford, one of the premier oil resource plays in North America. Overall, 2014 is shaping up to be an exciting year for Baytex.”

Highlights

•	Generated production of 59,502 boe/d (89% oil and NGL) in Q1/2014, an increase of 2% over Q4/2013 and 15% over Q1/2013;

•	Delivered funds from operations ("FFO") of $170.8 million ($1.36 per basic share) during Q1/2014, an increase of 16% over Q4/2013 and 68% over Q1/2013;

•
Realized an operating netback (sales price less royalties, production and operating expenses, and transportation expenses) in Q1/2014 of $36.85/boe, an increase of 21% over Q4/2013 and 48% over Q1/2013;

•	Maintained a conservative payout ratio, net of Dividend Reinvestment Plan (“DRIP”) participation of 37% (49% before DRIP) in Q1/2014;

•	Ended the first quarter with total monetary debt of $832.3 million, representing a debt-to-FFO ratio of 1.2x based on FFO over the trailing twelve-month period; and

•	Entered into an agreement to acquire the shares of Aurora Oil & Gas Limited (“Aurora”) for total consideration of approximately $2.6 billion.

	Three Months Ended
	March 31, 2014	December 31, 2013	March 31, 2013
FINANCIAL (thousands of Canadian dollars, except per common share amounts)
Petroleum and natural gas sales	$385,809	$330,712	$272,945
Funds from operations (1)	170,810	147,544	101,772
Per share - basic	1.36	1.18	0.83
Per share - diluted	1.34	1.17	0.82
Cash dividends declared (2)	63,441	59,532	56,449
Dividends declared per share	0.66	0.66	0.66
Net income	47,841	31,173	10,149
Per share - basic	0.38	0.26	0.08
Per share - diluted	0.38	0.25	0.08

Exploration and development	172,425	85,060	166,522
Acquisitions, net of divestitures	673	2,258	(42,382)
Total oil and natural gas capital expenditures	$173,098	$87,318	$124,140

Bank loan	$300,564	$223,371	$155,842
Long-term debt	465,795	459,540	452,340
Working capital deficiency	65,909	79,151	77,980
Total monetary debt (3)	$832,268	$762,062	$686,162

Baytex Energy Corp.
Press Release - May 1, 2014

	Three Months Ended
	March 31, 2014	December 31, 2013	March 31, 2013
OPERATING
Daily production
Light oil and NGL (bbl/d)	7,457	8,047	7,920
Heavy oil (bbl/d)	45,232	43,254	37,486
Total oil and NGL (bbl/d)	52,689	51,301	45,406
Natural gas (mcf/d)	40,886	42,018	39,305
Oil equivalent (boe/d @ 6:1) (4)	59,502	58,304	51,957

Average prices (before hedging)
WTI oil (US$/bbl)	98.68	97.46	94.37
WCS heavy oil (US$/bbl)	75.55	65.26	62.41
Edmonton par oil ($/bbl)	100.18	86.25	88.65
Baytex heavy oil ($/bbl) (5)	71.13	61.89	53.47
Baytex light oil and NGL ($/bbl)	85.18	74.73	76.72
Baytex total oil and NGL ($/bbl)	73.12	63.91	58.00
Baytex natural gas ($/mcf)	5.22	3.52	3.46
Baytex oil equivalent ($/boe)	68.33	58.75	52.89

CAD/USD noon rate at period end	1.1053	1.0636	1.0156
CAD/USD average rate for period	1.1035	1.0494	1.0089

COMMON SHARE INFORMATION

TSX
Share price (Cdn$)
High	45.65	44.26	47.60
Low	38.90	40.21	42.00
Close	45.52	41.64	42.57
Volume traded (thousands)	53,781	22,585	27,768

NYSE
Share price (US$)
High	41.28	42.84	47.47
Low	35.34	37.78	41.04
Close	41.13	39.16	41.93
Volume traded (thousands)	4,150	3,657	3,369

Common shares outstanding (thousands)	126,442	125,392	122,874

Notes:

(1)
Funds from operations is a non-Generally Accepted Accounting Principles ("GAAP") measure that represents cash generated from operating activities adjusted for finance costs, changes in non-cash operating working capital and other operating items. Baytex's funds from operations may not be comparable to other issuers. Baytex considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund future dividends and capital investments. For a reconciliation of funds from operations to cash flow from operating activities, see Management's Discussion and Analysis of the operating and financial results for the three months ended March 31, 2014.

(2)	Cash dividends declared are net of DRIP participation.

(3)
Total monetary debt is a non-GAAP measure which we define to be the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as unrealized gains or losses on financial derivatives, assets held for sale and liabilities related to assets held for sale)), the principal amount of long-term debt and long-term bank loan.

(4)
Barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. The use of boe amounts may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(5)	Heavy oil prices exclude condensate blending.

Baytex Energy Corp.
Press Release - May 1, 2014

Operations Review

Production averaged 59,502 boe/d (89% oil and NGL) during Q1/2014, an increase of 2% from Q4/2013 and 15% from Q1/2013.

Capital expenditures for exploration and development activities totaled $172.4 million in Q1/2014 and included the drilling of 153 (119.1 net) wells with a 99% (98% net) success rate.

On March 19, 2014, we entered agreements to acquire certain assets in the Peace River area in exchange for certain assets in the Lloydminster area. The exchange, which has an expected closing date of May 1, 2014, includes the purchase of approximately 1,000 bbl/d of heavy oil in the Peace River area and the sale of approximately 1,150 bbl/d of heavy oil in the Lloydminster area.

Our full-year 2014 production guidance remains unchanged at 60,000 to 62,000 boe/d with budgeted exploration and development expenditures of $485 million. We expect to provide revised guidance for 2014 within a few weeks following the completion of the acquisition of Aurora.

Wells Drilled - Three Months Ended March 31, 2014

	Crude Oil						Stratigraphic		Dry and
	Primary		Thermal		Natural Gas		and Service		Abandoned		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Heavy oil
Lloydminster area	92	61.9	—	—	—	—	13	13.0	2	2.0	107	76.9
Peace River area	8	8.0	—	—	—	—	24	24.0	—	—	32	32.0
	100	69.9	—	—	—	—	37	37.0	2	2.0	139	108.9
Light oil, NGL and natural gas
Western Canada	6	5.7	—	—	2	2.0	—	—	—	—	8	7.7
North Dakota	6	2.5	—	—	—	—	—	—	—	—	6	2.5
	12	8.2	—	—	2	2.0	—	—	—	—	14	10.2
Total	112	78.1	—	—	2	2.0	37	37.0	2	2.0	153	119.1

In Q1/2014, heavy oil production averaged 45,232 bbl/d, an increase of 5% from Q4/2013 and 21% from Q1/2013. During Q1/2014, we drilled 100 (69.9 net) oil wells, 37 (37.0 net) stratigraphic wells, and two (2.0 net) dry and abandoned wells on our heavy oil properties.

Production from our Peace River area properties averaged approximately 25,800 bbl/d in Q1/2014, an increase of 8% from Q4/2013 and 37% from Q1/2013. We drilled eight (8.0 net) cold horizontal producers encompassing a total of 104 laterals, and 24 (24.0 net) stratigraphic test wells, for a 100% success rate in the Peace River area.

We are pleased to recognize a significant safety performance milestone which was recently achieved by the crews of Precision Drilling Rig #294 which have worked for Baytex for more than 11 years without a recordable incident. We value the relationship we have with Precision Drilling and the other key vendors who help us to execute our capital programs while achieving exemplary safety performance.

In Q1/2014, the Alberta Energy Regulator ("AER") concluded the public proceeding concerning odours and emissions associated with heavy oil production in the Peace River area. The AER hearing panel issued their recommendations on March 31 and the AER announced on April 15 that it had accepted all recommendations of the panel within its jurisdiction. On April 15, the AER also released the revised Directive 060: Upstream Petroleum Industry Flaring, Incinerating and Venting, which will take effect on June 16, 2014. We support the AER initiatives and believe our operations are compliant with existing regulations and will be compliant with the new regulations within the specified timelines. Our gas conservation activities and plans at Peace River are consistent with the revised AER initiatives.

In the Cliffdale area of Peace River, 15 wells drilled in 2013 (“Pad 2”) are currently producing as planned under primary conditions to create the initial voidage required for the cyclic steam stimulation process. We expect steam injection at Pad 2 to commence in mid-2014.

In our Lloydminster heavy oil area, Q1/2014 drilling included 46 (35.8 net) horizontal oil wells, 46 (26.1 net) vertical oil wells, 13 (13.0 net) stratigraphic test wells, and 2 (2.0 net) dry holes for a 98% (97% net) success rate. Steam injection commenced at the Gemini steam-assisted gravity drainage pilot project on January 24, 2014 and first oil production is projected to occur in Q2/2014.

Baytex Energy Corp.
Press Release - May 1, 2014

Financial Review

We generated FFO of $170.8 million ($1.36 per basic share) during Q1/2014, representing a 16% increase from Q4/2013 and a 68% increase from Q1/2013. These increases were the result of higher realized commodity prices and higher sales volumes during 2014.

The average WTI price for Q1/2014 was US$98.68/bbl, representing a 1% increase from Q4/2013 and a 5% increase from Q1/2013. The discount for Canadian heavy oil, as measured by the Western Canadian Select ("WCS") price differential to WTI, averaged 23% in Q1/2014, as compared to 33% in Q4/2013 and 34% in Q1/2013. The tightening of the WCS differentials in the three months ended March 31, 2014 was due to weather related production issues limiting supply, low inventory levels, increased take away capacity on pipe and rail and overall robust crude oil demand.  As a result of higher WCS prices, our realized total oil and NGL price of $73.12/bbl in Q1/2014 (inclusive of our physical hedging gains) increased by 14% from $63.91/bbl in Q4/2013.

Market conditions remain positive with the forward market indicating a WCS average differential of approximately 20% for the remainder of this year. The improved market conditions reflect a number of positive catalysts unfolding in 2014, including increased refinery demand in the U.S. Midwest, a continued increase in crude by rail volumes and a number of pipeline capacity improvements and expansion projects.

We have taken advantage of the recent strength in WTI prices and the weaker Canadian dollar to add to our hedge portfolio. For Q2/2014, we have entered into hedges on approximately 62% of our WTI exposure at a weighted average price of US$99.47/bbl, 43% of our exposure to WCS price differentials primarily through a combination of long term physical supply contracts and rail delivery, 55% of our natural gas price exposure and 35% of our exposure to currency movements between the U.S. and Canadian dollars. In addition, we have fully hedged our exposure to Australian dollars in anticipation of the acquisition of Aurora. Details of our hedging contracts are contained in the notes to our financial statements.

As part of our hedging program, we are focusing on opportunities to further mitigate the volatility in WCS price differentials by transporting crude oil to higher value markets by rail. In Q1/2014, 22,500 bbl/d (approximately 50%) of our heavy oil volumes were delivered to market by rail, as compared to 17,500 bbl/d for full-year 2013. For Q2/2014, we expect our heavy oil volumes on rail to average approximately 25,000 to 26,000 bbl/d.

Total monetary debt at the end of Q1/2014 was $832.3 million, representing a debt-to-FFO ratio of 1.2 times based on FFO over the trailing twelve-month period. At March 31, 2014, we had $549.4 million in undrawn credit capacity on existing facilities and no long-term debt maturities prior to 2017. We continue to have a strong balance sheet and ample liquidity to allow us to execute our growth and income model.

Acquisition of Aurora

On February 6, 2014, we entered an agreement to acquire all of the ordinary shares of Aurora for $4.10 (Australian dollars) per share by way of a scheme of arrangement under the Corporations Act 2001 (Australia) (the "Arrangement"). The total purchase price for Aurora is estimated at $2.6 billion (including the assumption of approximately $0.7 billion of indebtedness). The acquisition enhances our growth and income business model, delivers production and reserves per share growth and provides attractive capital efficiencies for future investment. The acquisition is accretive to our funds from operations while maintaining a strong balance sheet.

Aurora’s primary asset consists of 22,200 net contiguous acres in the prolific Sugarkane Field located in South Texas in the core of the liquids-rich Eagle Ford shale. Aurora’s first quarter 2014 gross production was 28,671 boe/d (81% liquids) of predominantly light, high-quality crude oil. The Sugarkane Field has been largely delineated with infrastructure in place which is expected to facilitate future annual production growth. In addition, these assets have significant future reserves upside potential from well downspacing, improving completion techniques and new development targets in additional zones.

The Arrangement is subject to a number of customary closing conditions, including the receipt of required regulatory approvals and court approvals, as well as the approval of the shareholders of Aurora. Regulatory approvals include approval of the Australian Foreign Investment Review Board and the applicable approvals required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, both of which have been received.

The Federal Court of Australia has approved the dispatch of the scheme booklet and ordered that a meeting of Aurora shareholders be convened to consider and vote on the Arrangement. The scheme meeting will be held on Wednesday, May 21, 2014 at 9:30 a.m. (Perth time). The Arrangement must be approved by: (i) at least 75% of the votes cast by Aurora shareholders; and (ii) by a majority, in number, of the Aurora shareholders, who cast votes. Completion of the Arrangement is anticipated to occur in the first half of June.

To finance the acquisition of Aurora, we completed the issuance of 38,433,000 subscription receipts at $38.90 each on February 24, 2014, raising gross proceeds of approximately $1.5 billion. We also entered into a commitment letter with a Canadian chartered bank for the provision of new revolving credit facilities in the amount of $1.0 billion (to replace the $850 million revolving credit

Baytex Energy Corp.
Press Release - May 1, 2014

facilities of Baytex Energy Ltd.), a new two-year $200 million non-revolving loan and a new borrowing base facility for a U.S. subsidiary of Aurora. The new facilities will be available upon closing of the arrangement.

In order to simplify our debt capital structure following the completion of the Arrangement, we have commenced cash tender offers relating to the US$665 million of outstanding senior notes of Aurora USA Oil & Gas, Inc., a wholly-owned subsidiary of Aurora. We expect to obtain the funds necessary to complete the tender offers from one or more debt financing transactions, including potential debt securities offerings, or an increase in available credit under existing or new credit facilities.

9% Dividend Increase

We are committed to our growth and income model and its three fundamental principles: delivering organic production growth, paying a meaningful dividend and maintaining capital discipline. Through the combination of an expanded inventory of high capital efficiency projects and an improved outlook for heavy oil differentials, we remain confident in our business plan going forward. Accordingly, we have committed to increase the monthly dividend on our common shares by 9% to $0.24 from $0.22 per share, subject to the completion of the Aurora acquisition.

Additional Information

Our unaudited interim condensed consolidated financial statements for the three months ended March 31, 2014 and related Management's Discussion and Analysis of the operating and financial results can be accessed immediately on our website at www.baytexenergy.com and will be available shortly through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Conference Call Today 9:00 a.m. MDT (11:00 a.m. EDT)
Baytex will host a conference call today, May 1, 2014, starting at 9:00am MDT (11:00am EDT). To participate, please dial 416-340-2219 or toll free in North America 1-866-225-2055 and toll free international 1-800-9559-6849. Alternatively, to listen to the conference call online, please enter http://www.gowebcasting.com/5418 in your web browser.

An archived recording of the conference call will be available until May 8, 2014 by dialing toll free 1-800-408-3053 within North America (Toronto local dial 905-694-9451, International toll free 1-800-3366-3052) and entering reservation code 9012342. The conference call will also be archived on the Baytex website at www.baytexenergy.com.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: the level of funds from operations to be generated in 2014; our business strategies, plans and objectives; the expected closing date for the Peace River - Lloydminster asset exchange; our average production rate for 2014; our exploration and development capital expenditures for 2014; our plans to comply with the recommendations from the AER’s public proceeding into concerns about odours and emissions associated with heavy oil production in the Peace River area; the timing of commencing steam injection at Pad 2 of our Cliffdale cyclic steam stimulation project; the timing of first oil production from our Gemini steam-assisted gravity drainage pilot project; the outlook for Canadian heavy oil prices and the pricing differential between Canadian heavy oil and West Texas Intermediate light oil; the existence, operation and strategy of our risk management program for commodity prices, heavy oil differentials and interest and foreign exchange rates; our ability to mitigate our exposure to heavy oil price differentials by transporting our crude oil to market by railways; the volume of heavy oil to be transported to market on railways in the second quarter of 2014; our debt-to-FFO ratio; our liquidity and financial capacity; the sufficiency of our financial resources to fund our operations; the anticipated benefits from the acquisition of Aurora, including our beliefs that the acquisition will be an excellent fit with our business model and will provide shareholders with exposure to projects with attractive capital efficiencies; our expectations that the Aurora assets have infrastructure in place that support future annual production growth and that such assets will provide material production, long-term growth and high quality reserves with upside potential; anticipated effect of the acquisition of Aurora on us, including our funds from operations; our expectations regarding the effect of well downspacing, improving completion techniques and new development targets on the reserves potential of the Aurora assets; the timing of completion of the acquisition of Aurora; our plans to establish new revolving credit facilities and a term loan for us and a borrowing base facility for Aurora’s U.S. subsidiary following closing of the Arrangement; payment of the purchase price for the acquisition of Aurora, including the use of proceeds from the subscription receipt financing and our plans to draw on the new revolving credit facilities and term loan; our plans for financing the tender offers for the senior notes of Aurora USA Oil & Gas, Inc. (the "Aurora Note Tender Offers"); and our plan to increase the dividend on our common shares upon completion of the acquisition of Aurora. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate. In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of funds from operations and capital expenditures and our prevailing financial circumstances at the time.

These forward-looking statements are based on certain key assumptions regarding, among other things: the receipt of regulatory, court and shareholder approvals for the Arrangement; our ability to execute and realize on the anticipated benefits of the acquisition of Aurora; the required financing for the Aurora Note Tender Offers is obtained by Baytex; the satisfaction or waiver of the other conditions to the Aurora Note Tender Offers; petroleum and natural gas prices and pricing differentials between light, medium and heavy gravity crude oil; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the acquisition of Aurora may not be completed on the terms contemplated or at all; failure to realize the anticipated benefits of the acquisition of Aurora; closing of the acquisition of Aurora could be delayed or not completed if we are unable to obtain the necessary regulatory, court and shareholder approvals for the Arrangement or any other approvals required for completion or, unless waived, some other condition to closing is not satisfied; failure to put in place a borrowing base facility for Aurora’s U.S. subsidiary following completion of the Arrangement; the financing required to complete the Aurora Note Tender Offers is not obtained; the Aurora Note Tender Offers and consent solicitations may not be completed on the terms contemplated or at all; declines in oil and natural gas prices; risks related to the accessibility, availability, proximity and capacity of gathering, processing and pipeline systems; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; uncertainties in the credit markets may restrict the availability of credit or increase the cost of borrowing; refinancing risk for existing debt and debt service costs; a downgrade of our credit ratings; the cost of developing and operating our assets; risks associated with the exploitation of our properties and our ability to acquire reserves; changes in government regulations that affect the oil and gas industry; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating petroleum and natural gas reserves; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with large projects or expansion of our activities; risks related to heavy oil projects; changes in environmental, health and safety regulations; the implementation of strategies for reducing greenhouse gases; depletion of our reserves; risks associated with the ownership of our securities, including the discretionary nature of dividend payments and changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond our control. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2013, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

The above summary of assumptions and risks related to forward-looking statements in this press release has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations (if the acquisition of Aurora is completed) and such information may not be appropriate for other purposes. There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Non-GAAP Financial Measures

Funds from operations is not a measurement based on GAAP in Canada, but is a financial term commonly used in the oil and gas industry. Funds from operations represents cash generated from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. Baytex's determination of funds from operations may not be comparable with the calculation of similar measures for other entities. Baytex considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments. The most directly comparable measures calculated in accordance with GAAP are cash flow from operating activities and net income.

Total monetary debt is not a measurement based on GAAP in Canada. Baytex defines total monetary debt as the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as unrealized gains or losses on financial derivatives)), the principal amount of long-term debt and long-term bank loans. Baytex believes that this measure assists in providing a more complete understanding of its cash liabilities.

Operating netback is not a measurement based on GAAP in Canada, but is a financial term commonly used in the oil and gas industry. Operating netback is equal to product sales price less royalties, production and operating expenses and transportation expenses divided by barrels of oil equivalent sales volume for the applicable period. Baytex's determination of operating netback may not be comparable with the calculation of similar measures by other entities. Baytex believes that this measure assists in characterizing our ability to generate cash margin on a unit of production basis.

Baytex Energy Corp.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 89% of Baytex’s production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The subscription receipts issued by Baytex to fund a portion of the purchase price for Aurora Oil & Gas Limited trade on the Toronto Stock Exchange under the symbol BTE.R.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com